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FORM SD
Specialized Disclosure Report

TOWER SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	000-24790	N/A
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

Ramat Gavriel Industrial Park P.O. Box 619, Migdal Haemek, Israel	23105
(Address of principal executive offices)	(Zip Code)

Nati Somekh
Telephone: +972-4-650-6109

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (“Form SD”) of Tower Semiconductor Ltd. (“Tower” or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the necessary conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, collectively defined as the “Covered Countries”.  If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries.  Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”.

We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Company Overview

We are a pure-play independent specialty foundry dedicated to the manufacture of semiconductors. Typically, pure-play foundries do not offer products of their own, but focus on producing integrated circuits, or ICs, based on the design specifications of their customers. We manufacture semiconductors for our customers primarily based on third party designs. We currently offer the manufacture of ICs with geometries ranging from 1.0 to 45-nanometers. We also provide design support and complementary technical services.  ICs manufactured by us are incorporated into a wide range of products in diverse markets, including consumer electronics, personal computers, communications, automotive, industrial and medical device products.

Overview of Tower’s Conflict Minerals Program

As a semiconductor manufacturer, we are knowledgeable of the materials needed for our production process and products manufactured.  We know that tantalum and tungsten are necessary to the production of certain of our products. These minerals are obtained, via our direct suppliers, from sources worldwide.

Conflict Minerals Sourcing Policy

Tower’s policy with respect to the sourcing of conflict minerals is as follows:

"Conflict minerals," as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, are Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives; or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Metals derived from these minerals are Tin, Tantalum, Tungsten, and Gold. Many industries, including the electronics industry, utilize Tin, Tantalum, Tungsten, and Gold. These metals are derived from minerals that are mined throughout the world, including the Democratic Republic of Congo (DRC) and adjoining countries (collectively the "Conflict Region"). Known to operate in Conflict Regions are mines under the rule of non-government military groups or unlawful military factions which may be fueling human rights violations.

TowerJazz policy requests our suppliers to avoid sourcing metals either known to be derived from Conflict Regions or designated as not DRC Conflict-Free.

We support the position of the Global e-Sustainability Initiative (GeSI) and Electronics Industry Citizenship Coalition (EICC) to avoid the use of conflict minerals that directly or indirectly finance or benefit armed groups in Conflict Regions. We either have obtained, or are in the process of obtaining, certification from our suppliers using the EICC/GeSI Conflict-Free Smelter (CFS) Assessment Program of the origin of metals used in our manufacturing. Based upon information provided by our suppliers, TowerJazz does not knowingly use metals derived from the Conflict Regions in our manufacturing.”

The full text of our conflict minerals sourcing policy is available at www.towerjazz.com/cm_policy.html.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Supply Chain Description

Our integrated circuits are manufactured in Tower’s own fabrication facilities (“fabs”).  Although tungsten is used in our production process and a small number of our products manufactured contain Tantalum, Tower does not purchase any necessary conflict minerals directly from mines and is many steps removed in the supply chain from the mining of the necessary conflict minerals. We purchase materials used in our products from our suppliers and some of those materials may contain necessary conflict minerals that are used in our products and/or production process.  We rely on our direct suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for any necessary conflict minerals contained in the materials which they supply to us.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry (RCOI)

Having conducted a good faith reasonable country of origin inquiry and due diligence process, Tower has concluded that during 2013 (i) Tower has manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products and (ii) based on a “reasonable country of origin inquiry” (RCOI) and subsequent due diligence conducted to date, Tower was unable to determine whether the necessary conflict minerals originated in the Covered Countries due to uncertainty of our suppliers’ regarding the origin of the materials at the smelter level (although each smelter is designated by the supplier as a smelter that the CFSC has identified as compliant or in progress toward CFSC compliance with the relevant conflict-free smelter program assessment protocols designed for use by third party auditors).

Description of Reasonable Country of Origin Inquiry Efforts

Below is a description of our efforts to determine whether any of the necessary conflict minerals in our products originated in the Covered Countries during 2013.

We conducted an analysis of our production process and products manufactured and found that Tungsten is used in our production process and a small number of our products manufactured contain Tantalum.

For 2013, we conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the EICC-GeSI conflict minerals reporting template. That supply chain survey requests direct suppliers to identify the smelters and refiners and countries of origin of the necessary conflict minerals in products they supply to Tower. We received responses from all direct suppliers. We compared the smelters and refiners identified in the surveys against the “conflict free smelters program” of the CFSC or other independent third party audit program which designations provide country of origin information on the conflict minerals sourced by such facilities. We documented country of origin information for the smelters and refiners identified in the supply-chain survey.

Our due diligence measures performed are discussed further in the conflict minerals report filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the conflict minerals report, filed as Exhibit 1.02 hereto, are publicly available at www.towerjazz.com as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02	Exhibit

The conflict minerals report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Exhibit 1.02 – conflict minerals report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Tower Semiconductor Ltd.
(Registrant)

s/ Nati Somekh	June 2, 2014
By: Nati Somekh, Corporate Secretary	(Date)